EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement
Exhibit D: Certificate of Incorporation
Exhibit E: Bylaws
Exhibit F: Financial Statements
Exhibit G: Video Transcript

Offering Statement (<u>Exhibit A</u>)
October 14, 2025, as amended November [X], 2025

Mode Mobile, Inc.

Up to $129,930.15 of Class AAA Common Stock

Mode Mobile, Inc. ("**Mode**", "**Mode Mobile**" the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,200.00(the "**Target Offering Amount**") and up to a maximum amount of $129,930.15 (the "**Maximum Offering Amount**") of Class AAA Common Stock (the "**Securities**") "), at a purchase price of $0.50 per Share on a best efforts basis as described in this Form C (this **"Offering"**). The Maximum Offering Amount includes the investor processing fee total for all investments. The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2026 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The purpose of this non-material amendment is add a new equity perk.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,020.00	$76.50	$943.50
Investor Processing Fee (4)	$20.00	$1.50	$18.50
Target Offering Amount	$10,200.00	$765.00	$9,435.00
Maximum Offering Amount	$129,930.15	$9,744.76	$120,185.39

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the eight and one-half percent (7.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a $12,000 monthly maintenance fee.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. This is inclusive of the investor processing fee.

(4) The Company will charge each Investor a fee of two percent (2%) of the Investor's investment amount ("**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is in addition to the $1000.00 minimum investment per Investor. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN

INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.modemobile.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Mode Mobile, Inc. was founded in 2015 as a Limited Liability Company by Dan Novaes, CEO, and Kiran Panesar, CTO, with a mission to provide people around the world with income and saving opportunities through their everyday mobile activities. Mode Mobile was previously known as Nativ Mobile, Inc. before a name change in 2022, and prior to that, was originally founded as Nativ Mobile, LLC before a name change in 2021. The Company aims to unlock the full potential of the world's most accessible income-generating asset, the smartphone, currently sitting untapped in the pockets of over 7 billion global consumers. These consumers spend 4 trillion hours per year on their smartphones and we believe this presents a massive opportunity to turn people's phones into income streams, just like Uber and Airbnb did with cars and homes. At Mode, we enable customers to earn and save money directly from the things they already do – like playing games, listening to music, watching videos, and even charging and unlocking their phones.

The Offering

Minimum Target Offering Amount	$10,200.00
Name of Securities	Class AAA Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	20,000
Maximum Offering Amount	$129,930.15
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	254,765
Price Per Security	$0.50*
Minimum Individual Purchase Amount	$1,020.00+
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)+
Offering Deadline	October 27, 2025
Use of Proceeds	See the section entitled "Use of Proceeds" on page 25 hereof.
Voting Rights	None. See the description of the voting and control rights on page 29.

*Does not include the Investor Processing Fee of two percent (2%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors will be included towards the $129,930.15 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Dan Novaes, CEO and Director

Dan co-founded Mode Mobile with Kiran Panesar and has been CEO of the Company since June 2015. During that time, Dan has been responsible for setting the vision and direction for the Company, leading and inspiring a team of executives and managers, developing and executing strategic plans, and representing the organization to stakeholders and the public. Additionally, Dan has played a vital role in building relationships with key partners and vendors, ensuring the Mode Mobile brand is well represented, and the organization is compliant with all applicable laws and regulations. Dan has also been a driving force behind the culture of excellence that can be found throughout the organization and inspiring its team members to reach their highest potential. Dan has followed his entrepreneurial passion throughout his career. From an early age, he used his skills to establish a variety of businesses across international e-commerce, consumer products, and media. Dan is one of the youngest members of YPO and the Chicago Economic Club. He is a graduate of the Indiana Kelley School of Business. Prior to co-founding Mode Mobile, Dan was the co-founder and CEO of MobileX Labs, an application design and development company, from 2012 to 2015. Before then, he spent 10 years as the founder of Elekteks, a consumer electronics ecommerce retailer, and was the inventor of iFlask, the world's first "smart" flask.

Kiran Panesar, CTO

Kiran co-founded the Company with Dan Novaes and began as CTO in June 2015. Kiran is responsible for leading the development and implementation of technology strategies to ensure the success of the organization. He oversees the development of new technologies and systems that will enhance the users' experience, supports our engineering and product teams, while also focusing on costs and efficiency. Kiran has over 10 years software development experience and is a product and engineering leader with a passion for building cross-functional teams to solve problems. Kiran has a strong track record of successful product launches, including Instaliker, a project that helped millions of people boost their social media following. Before Mode Mobile, Kiran was the co-founder and CTO of MobileX Labs, an application design and development company, with tens of millions of monthly online users, where Kiran oversaw the building and maintenance of infrastructure. Prior to that, Kiran was a co–founder and Programmer for daptppt Designs, a software development company for iPhone and gaming applications.

Prakash Ramachandran, CFO

Prakash Ramachandran currently serves as the CFO at Mode Mobile and is responsible for overseeing the Company's financial & business operations functions, including developing & implementing financial plans, policies, and procedures, budgeting & forecasting, and overseeing accounting and financial reporting. Prior to working at Mode Mobile, Prakash served as CFO of Crownpeak Technology from June 2021 to 2023, a PE funded SaaS business. He helped to grow the company's revenue during his tenure, primarily through acquisition initiatives. Before that, Prakash worked as an EVP and CFO for Digital Reasoning, an AI and cognitive computing company from December 2015 to June 2021. During that time, he successfully secured two rounds of financing, oversaw an acquisition of a medium-sized healthcare technology company, and contributed to Digital Reasoning's acquisition by Smarsh, Inc. Prakash previously worked as the CFO for Polyera Corporation from 2011 to 2015, and held various VP and CFO positions in different organizations prior to that, showcasing diverse financial expertise. Prakash has a Bachelor of Commerce from Madras University and a Master of Science in Management from Stanford University Graduate School of Business. He is a Chartered Accountant from India as well as a Chartered Management Accountant of the U.K.

Kathy DeKam, Chief People Officer

Kathy joined Mode Mobile as Chief People Officer on May 4, 2021. During her time in that role, she has been responsible for overall strategic direction and management of all human resources activities to support the organization's goals and objectives. This has included performance management, talent acquisition, training and development, and team engagement. Additionally, she is responsible for fostering an open and inclusive culture, and supporting diversity and inclusion. Kathy leads the Company-wide OKR process and is responsible for leading the IT function, which includes technical support and maintenance for computer hardware, software, networks, systems integration, and development and adherence to IT policies and procedures

Before joining the Mode Mobile team, Kathy served from 2020 to 2021 as Chief People and Culture Officer at Qualifacts, a SaaS and web-based electronic health record company with 430+ employees in the U.S. and Peru and

$70M+ annual revenue. Her role prior to that ran from 2015 to 2020, when she served as an EVP and Chief People and Culture Officer (5 ½ years) and Co-COO (1 ½ years) at Digital Reasoning, an artificial intelligence cognitive computing company with 180+ employees in the U.S., U.K. and Singapore and $38M+ annual revenue. While with Digital Reasoning, she participated in multiple capital fundraising events totaling $100M, and Smarsh's acquisition of the company. From 2011 to 2015, Kathy was the Director of Human Resources (3 ½ years) and Chief of Staff (6 months) at Video Gaming Technologies, a casino video game developer and manufacturing company with 650+ employees in the U.S. and Mexico and $65M annual revenue. She participated in Aristocrat's acquisition of Video Gaming Technologies, resulting in a company with a total of 6,000+ employees in 103 countries and $3B annual revenue. Kathy is also a U.S. Navy veteran with six years of service.

Justin Hines, General Counsel & Secretary

Judd joined Mode Mobile as General Counsel on December 3, 2018. In this role, Judd is responsible for corporate governance, corporate compliance, and legal risk management and ensuring the organization upholds the highest standards of professional excellence. Additionally, Judd monitors and reviews legal and regulatory developments to ensure compliance with all applicable laws and regulations, prepares, reviews, and negotiates contracts, agreements, and other legal documents, and advises on the Company's investment initiatives. Judd is an experienced attorney, with over 24 years of experience in legal, compliance, and investment advisory roles, including Senior Associate at Katten Muchin Rosenman , an AmLaw 100, global law firm. He holds a BA in American Studies from Fairfield University and a Juris Doctorate from Emory University School of Law. Prior to working at Mode Mobile, Judd served from 2014 to 2018 as General Counsel and Chief Compliance Officer at Hayden Royal, an investment banking and finance company with $3B under management. From 2010 to 2014 Judd was the Managing Director at Majestic Capital Advisors, an investment advisory services firm. Prior to that, Judd was a director from 2005 to 2010 with the Macquarie Group, a global financial services company with $600B under management.

Ross Holdren, Director

Ross has been on the Board of Directors for Mode Mobile since February, 2021. In addition to his role at Mode Mobile, Ross currently serves as the CEO of Dose, a position he has held since February 2019. Ross has also been on the Board of Directors of Dose since August 2018. Ross is also a Principal at Garland Capital Group, where he has been since July 2013. Ross holds a Bachelor of Science in Business Administration from College of Charleston and a Master in Business Administration from INSEAD.

Mark Lawrence, Director

Mark has been on the Board of Directors for Mode Mobile since February, 2021. In addition to his role at Mode Mobile, Mark is the Founder and CEO of SpotHero, a position he has held since October 2010. Mark holds a Bachelor of Science in Finance and a Bachelor of Arts in Spanish from Bradley University.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under invest.modemobile.com/regcf. The version published as of the date of this Form C is attached as Exhibit B.

Company Operations & Product Overview

Mode Mobile, Inc. was founded in 2015 as a Limited Liability Company by Dan Novaes, CEO, and Kiran Panesar, CTO, with a mission to provide people around the world with income and saving opportunities through their everyday mobile activities. Mode Mobile was previously known as Nativ Mobile, Inc. before a name change in 2022, and prior to that, was originally founded as Nativ Mobile, LLC before a name change in 2021. The Company aims to unlock the full potential of the world's most accessible income-generating asset, the smartphone, currently sitting untapped in the pockets of over 7 billion global consumers. These consumers spend 4 trillion hours per year on their smartphones and we believe this presents a massive opportunity to turn people's phones into income streams, just like Uber and Airbnb did with cars and homes. At Mode, we enable customers to earn and save money directly from the things they already do – like playing games, listening to music, watching videos, and even charging and unlocking their phones.

Products

The Company's Mode Earn App enables users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. Mode Mobile drives user engagement and monetizes user activity primarily through digital marketing revenue from advertising partners. The Company shares a portion of generated revenue with users and also facilitates earnings and savings for users directly from advertising brands. Since 2019, Mode has generated over $75 million in revenue from advertisers and continues to grow annually.

Mode Mobile also offers the Mode EarnPhone which is a smartphone embedded with the Company's EarnOS software for a more integrated and enhanced earnings experience. The ModePhone's software is similar to the Mode Earn App, but includes more functionality and lives in the form of an Operating System. The Mode EarnPhone has all the specs one would want from a phone – like a triple lens camera, fingerprint and face ID, and a 6.52 inch HD screen, but unlike other smartphones, it was developed to make money for its user. The Mode EarnPhone is available at www.modephone.com and a variety of online retailers in the United States such as Amazon, Walmart, and Best Buy. We are currently growing our subscription channels, as well as partnerships with major telecom carriers, while also turning towards international expansion.

In 2023, the Company launched a new subscription software product, called the Mode Earn Club, whereby our users pay a monthly fee for access to our rewards ecosystem. In this new product, the Company keeps 100% of the subscription revenue and the user receives up to 100% faster earnings within EarnOS. This product is already generating revenue for the Company, but is still in beta phase and may change over time based on its performance with our existing user base and in the market.

Trademarks

The Company has protected its trademarks, which is a key part of its business operations and overall corporate strategy. A summary of its trademarks can be found below:

Name	Status	Number	Filing Date
Earn As You Go	Live	90072702	July 24, 2020
Earn As You Go: Activate Earn Mode	Live	90072727	July 24, 2020
Earn OS	Live	97021733	September 10, 2021
Earn UI	Live	97023073	September 21, 2021
Mode Logo	Live	90815642	July 7, 2022
The Phone that Pays	Live	90823313	July 12, 2021
Earn Mode	Live	97023080	September 21, 2021
Mode Earn App	Live	97177172	December 17, 2021
Earn App	Live	97177401	December 17, 2021
Mode Earn Phone	Live	97178560	December 17, 2021
Mode Earn OS	Live	97181074	December 20, 2021

Key Suppliers

The Company sources its EarnPhone from Skyworth, a manufacturer based in China. The Company does not have an exclusive relationship with this supplier and can easily source new partners to manufacture the EarnPhone.

Competition

The market for rewards-based mobile apps continues to grow and evolve with numerous companies offering consumers the ability to earn cash-back and rewards for various online activities. Competitors include Fetch Rewards, Ibotta, Rakuten, and Swagbucks. Mode Mobile offers an integrated hardware and software solution, the Mode EarnPhone, that rewards users for everyday mobile activities on their smartphones.

While the majority of smartphone manufacturers do not offer an integrated rewards-based operating system like the EarnOS, we do also view smartphone manufacturers like Apple, Samsung, Nokia, and others as indirect competitors to the Mode EarnPhone.

Customers

Our customer base, since founding, consists of over 40,000,000 users spread across over 170 countries, who have downloaded the Mode Earn App or purchased the Mode EarnPhone. To date, our users and customers have earned and saved over $350,000,000 by interacting with our technology. The Company typically acquires customers by advertising on social media and search channels such as Google and Meta (Facebook and Instagram).

The Company also counts members of its Mode Earn Club as customers, each of which pay anywhere from $1 to $20 per month to be a member of the Club and earn additional savings and benefits.

The Company also sells its EarnPhone through certain third party retailers, which then sell the EarnPhone to their customers. These third-party retailers include BestBuy, Amazon, Walmart, Newegg, Adorama, Groupon, Mason, Dailysteals, eBay, Reebelo, and UnbeatableSale. The Company uses an in-house business development team, led by its CEO, to acquire new retailers and distribution channels.

The Company also views its advertising partners as customers. The Company has agreements with these advertising partners whereby the partners pay the Company based on how the Company's customers and users interact with various websites and mobile applications. No single advertising partner makes up more than 15% of the Company's advertising revenue.

Current (Gibraltar) Limited & $CRNC Token Issuance

The Company also has an affiliate, Current (Gibraltar) Limited ("CGL"), a Gibraltar company organized in 2018. The Company owns 100% of the voting shares of CGL however it has no economic interest it. CGL was organized to develop a rewards network and protocol, the purpose of which was intended to be used as a rewards distribution mechanism for Mode Mobile and its user base (the "$CRNC Network"). In order to build out this network, the Company, via CGL, conducted and completed a security token offering utilizing exemptions from registration under the Securities Act provided by Rule 506(b) of Regulation D and Regulation S to non-US investors. In that offering, CGL offered $CRNC tokens to investors in consideration for their investments. The proceeds from the token offering were approximately $26 million, which was to be used to build out the $CRNC Network. Due to a disclosed delay in delivering tokens to investors resulting from regulatory uncertainties associated with blockchain and cryptocurrency projects, the investments were executed pursuant to "Simple Agreement(s) for Future Tokens" ("SAFTs"), which, among other things, contemplated the Company delivering $CRNC tokens to investors in advance of the $CRNC Network launch.

The further buildout of the EARN'M Network (f/k/a $CRNC Network) will be carried out by a foundation established by CGL. In Q4 2024, the Company, through its affiliate, Current (Gibraltar) Limited, launched the $EARNM token (f/k/a $CRNC token) on various international cryptocurrency exchanges. The timing of the exchange launches corresponded with the completion of all aspects of the EARN'M ecosystem. Thus, all remaining obligations of the Company with respect to the $EARNM token have been satisfied. Further, and in support of the EARN'M ecosystem and the $EARNM token, the EARNM Foundation was established on or around March 18, 2025. Since that date, the EARNM Foundation, not the Company, has had full control over the governance and all other aspects of the future direction of the EARN'M ecosystem and the $EARNM token.

For purposes of clarification, while the EARNM foundation was established by CGL, it is not deemed a related party. This is because now that the EARN'M Network has launched, its operations have become vested in the foundation itself. The foundation's purpose is to allow stakeholders of the EARN'M Network to govern and direct the ecosystem without a centralized overseer like CGL. CGL had some level of oversight at the EARN'M Foundation's launch , however this oversight ceased once EARN'M stakeholders assume control of foundation governance.

The Company may engage with the foundation opportunistically as an advertising partner – i.e. to advertise Mode Mobile on the EARN'M Network, and vice versa. However, any relationship between the Company and the foundation (and/or CGL, the entity that established the foundation) in this capacity would be substantially the same as other third-party advertising-based partnerships of the Company. As of the date of this Annual Report, no written agreement is in place between the Company and CGL or the foundation to serve as an advertising partner. Finally, the EARN'M Network is a stand-alone separate rewards distribution system, and is completely distinct from the Mode Mobile point-based rewards system.

Employees

The Company currently has 55 team members (18 full-time employees and 37 full-time contractors), and 2 part-time contractors. These team members are spread out across 18 countries. Approximately 35% of the Company's team members are based in the United States and all of the Company's executive officers and directors are based in the United States.

Regulation

By virtue of handling our user's data, we are subject to numerous statutes related to data privacy, and additional legislation and regulation should be anticipated in every jurisdiction in which we operate. Example federal (US) and European statutes we could be subject to are:

GDPR

The EU-wide General Data Protection Regulation imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. It requires data controllers to implement more stringent operational requirements for processors and controllers of personal data, including, for example, transparent and expanded disclosure to data subjects (in a concise, intelligible and easily accessible form) about how their personal information is to be used, imposes limitations on retention of information, increases requirements pertaining to health data and pseudonymized (i.e., key-coded) data, introduces mandatory data breach notification requirements, and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. Fines for non-compliance with the GDPR will be significant—the greater of €20 million or 4% of global turnover.

ePrivacy Directive

The ePrivacy directive sets out the rules relating to the processing of personal data across public communications networks. This directive requires business to ensure consent requests are made and that consent is received from the user before the use of cookies is made. Businesses must communicate the privacy rules with accurate and specific information regarding the data contained in the cookie. Information must be communicated before the consent requests are made, in plain language. Organizations must ensure that users are able to withdraw consent in the same simple manner as the initial consent request.

CRPA and CCPA

The CRPA and CCPA define and establish various rights that consumers residing in California have over the privacy of their data along with the responsibilities of businesses when collecting personal information. It requires businesses that control the collection of consumers' personal information to inform them of the category, purpose and duration the business intends to retain such information. It lists the consumers' right to correct their data and have their data deleted. Customers may also exercise their right to limit the sale or sharing of their personal or sensitive personal information. Fines for non-compliance can range from $100 to $750 per consumer per incident. Additionally, in certain cases the California Privacy Protection Agency may impose administrative fines ranging from $2,500 to $7,500 for each violation.

Acquisition Strategy

The Company intends to make strategic acquisitions of assets over the coming 6-12 months as a part of its growth strategy. These acquisitions will likely include the Company acquiring specific complimentary assets, and/or acquiring key technology, know-how, and personnel. These acquisitions are likely to be undertaken with a mixture of both cash and stock. Potential targets include assets associated with businesses/apps in the rewards & loyalty space, gaming portfolios, launcher and lock screen products and other earnings-related verticals.

When reviewing potential acquisition targets, the Company plans to look for the following:

- Product compatibility
- Year over year revenue growth
- Current profitability
- Strong user growth and retention
- Attractive user acquisition metrics (ROAS, LTV/CAC ratio etc.)

The purpose of these acquisitions would be to further the Company's business, both in the form of acquiring new customers, acquiring more employees, and/or acquiring new technology.

EQUITY PERKS

Certain investors in this Offering are eligible to receive bonus shares of Class AAA Common Stock, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional shares for their shares purchased ("Bonus Shares"). Different perks are available to investors based on when they have invested in the Company.

1. **Pre Mode 1-A POS Qualification - Unaccepted Investors**

Any individual who funded an investment in the Company's Regulation A Offering (originally qualified on July 25, 2024) prior to the July 16, 2025 qualification date of the Company's 1-A POS but was not accepted by the Company until after July 16, 2025 will be eligible to earn the following bonus shares in this Offering without any additional cash consideration. Any reference to "investment" in the below bonus wording refers to that individual's investment in the Company's Regulation A Offering.

The maximum bonus shares that any individual investor is eligible to earn is 100% of their cash investment amount.

(i) *"Reserved" Shares.* Prior to the qualification by the SEC of the Company's Regulation A Offering, the Company offered investors the opportunity to "reserve" shares through a reservation process on the DealMaker subscription processing platform. On the Company's campaign page, the investor was given the option to select a "Reserve My Shares" button, which brought the investor to a new page where the investor was able to indicate the amount of shares (and amount of money) he or she wanted to reserve in the Company. The reservation would have been finalized by clicking the "Reserve My Shares" button. Investors who reserved shares in this manner will receive an additional 20% Bonus Shares based on the amount they invested in the Regulation A Offering (rounded down to the nearest whole share). For example, if an investor reserved 4,000 shares, and subsequently confirmed this reservation and purchased the 4,000 shares, such investor will receive an additional 800 shares of the Company's Class AAA Common Stock, for a total of 4,800 shares. The 20% is stackable with the volume bonus tiers outlined in section (iv).

(ii) *Existing Investors – Mode Mobile.* Individuals or entities that were existing investors of the Company prior to July 25, 2024 will be eligible to receive a certain amount of Bonus Shares based on how much they invested in the Company's Regulation A Offering.

Investment Amount Bonus %

$999.90 to $4,950.00	50	%
$4,950.30 or more	100	%

(iii) *Webinar Attendees.* Individuals or entities that attend one of the Company's pre-announced investment webinars will be eligible to receive 20% Bonus Shares if they invested in Company's Regulation A Offering. The investor is eligible if they sign up for the webinar and invest with the same email address and if they attended any the webinar for more than thirty minutes.

(iv) *Investment Amount*. Investors will be eligible to receive one of the below bonuses based on the amount of their investment in the Company's Regulation A Offering. The below table indicates the % of bonus shares eligible by tier:

Investment Range	Bonus Shares
$1,950.00 - $4,950.00	15%
$4,950.30 - $9,949.94	50%
$9,949.80 or more	80%

For example, if an investor invests $9,999.90 the investor will receive 33,333 shares of Class AAA Common Stock, and will receive an additional 13,333 Bonus Shares of Class AAA Common Stock, for a total of 46,666 shares. All bonus shares are rounded down to the nearest whole share.

2.   Webinar Bonus - 20%

Any individual who invested in the Company between July 25, 2024 and July 16, 2025 and as of August 24, 2025 had not received their shares via the Company's transfer agent, TransferOnline, will be eligible to earn 20% bonus shares based on how much they invested in the Company during the above timeframe. These 20% bonus shares will be issued in this Offering without any additional cash consideration provided that they complete the following steps:

1. Log into their Mode Investor Club account at www.modeinvestorclub.com
2. Access their profile page
3. Select "Redeem 20% Webinar Bonus"
4. Complete the checkout process and sign a Subscription Agreement on the Intermediary's website.

These bonus shares must be redeemed prior to the close of this Offering.

3.   Webinar Bonus - 5%

Any individual who invested in the Company between July 16, 2025 and August 24, 2025 will be eligible to earn 5% bonus shares based on how much they invested in the Company during the above timeframe. These 5% bonus shares will be issued in this Offering without any additional cash consideration provided that they complete the following steps:

a.   Log into their Mode Investor Club account at www.modeinvestorclub.com
b.   Access their profile page
c.   Select "Redeem 5% Webinar Bonus"

d.   Complete the checkout process and sign a Subscription Agreement on the Intermediary's website.

These bonus shares must be redeemed prior to the close of this Offering.

4.   Post Mode 1-A POS Qualification - Refunded Investors

Any individual who had funded their investment after the July 16, 2025 qualification date of the Company's 1-A POS and had that investment refunded because the Company reached its qualified limit on the Reg A will be eligible for the following perks if they invest in this Offering, plus an additional 10% bonus.

The maximum bonus shares that any individual investor is eligible to earn is 30% of their cash investment amount.

(i)   *"Reserved" Shares.* Prior to the qualification by the SEC of the Company's Regulation A Offering, the Company offered investors the opportunity to "reserve" shares through a reservation process on the DealMaker subscription processing platform. On the Company's campaign page, the investor was given the option to select a "Reserve My Shares" button, which brought the investor to a new page where the investor was able to indicate the amount of shares (and amount of money) he or she wanted to reserve in the Company. The reservation would have been finalized by clicking the "Reserve My Shares" button. Investors who reserved shares in this manner will receive an additional 5% Bonus Shares based on the amount they invested in the Regulation A Offering (rounded down to the nearest whole share). For example, if an investor reserved 4,000 shares, and subsequently confirmed this reservation and purchased the 4,000 shares, such investor will receive an additional 200 shares of the Company's Class AAA Common Stock, for a total of 4,800 shares. The 5% is stackable with the volume bonus tiers outlined in section (iv).

(ii)   *Existing Investors – Mode Mobile.* Individuals or entities that were existing investors of the Company prior to July 25, 2024 will be eligible to receive an additional 10% Bonus Shares on the amount of shares they purchase for cash in this Offering.

(iii) *Webinar Attendees.* Individuals or entities that have attended one of the Company's investment webinars will be eligible to receive 5% Bonus Shares if they invest in this Offering. The investor is eligible if they sign up for the webinar and invest with the same email address and if they attended the webinar for more than thirty minutes.

(iv)   *Investment Amount.* Investors will be eligible to receive one of the below bonuses based on the amount of their investment in this Offering. The below table indicates the % of Bonus Shares eligible by tier:

Investment Range	Bonus Shares
$2,500.00+	10%
$4,950.00+	15%
$9,950.00+	20%

For example, if an investor invests $9,950.10 the investor will receive 33,167 shares of Class AAA Common Stock, and will receive an additional 6,633 Bonus Shares of Class AAA Common Stock, for a total of 39,800 shares. All bonus shares are rounded down to the nearest whole share.

5.   Mode Regulation D - Refunded Investors

Any individual who invested in the Company's Regulation D, Rule 506(c) offering between May 1, 2025 and August 24, 2025 but received a refund because they were unable to provide proof of accredited status will be able to earn the following Bonus Shares based on how much they invest in this Offering:

Investment Range	Bonus Shares

$4,950.00+	20%
$9,950.00+	25%
$24,950.00+	55%
$49,950.00+	80%
$99,950.00+	125%

6. EarnPhone Perk

Any individual who invested over $1,500 in the Company's Regulation A Offering (originally qualified on July 25, 2024) and was unable to get a free EarnPhone as a non-equity perk due to lack of supply will instead be eligible to receive 200 Bonus Shares.

7. All Other Investors

Any investor that does not fall into the first five (5) categories will be eligible for the following bonuses:

(i) *Existing Investors – Mode Mobile*. Individuals or entities that are existing investors of the Company prior to the qualification of this Offering Statement will be eligible to receive an additional 10% Bonus Shares on the amount of shares they purchase for cash in this Offering.

(ii) *Webinar Attendees*. Individuals or entities that attend one of the Company's pre-announced investment webinars will be eligible to receive 5% Bonus Shares if they invest in the Offering. The investor is eligible if they sign up for the webinar and invest with the same email address and if they attend the webinar for more than thirty minutes. The webinars will take place approximately every two weeks (14 days) while this Offering is open and taking investments.

(iii) *Investment Amount*. Investors will be eligible to receive one of the below bonuses based on the amount of their cumulative investments in this offering. The below table indicates the % of Bonus Shares eligible by tier:

Investment Range	Bonus Shares
$1,500.00+	5%
$2,500.00+	10%
$4,950.00+	15%
$9,950.00+	20%
$25,000.00+	30%

For example, if an investor invests $9,950.00 the investor will receive 19,900 shares of Class AAA Common Stock, and will receive an additional 3,980 Bonus Shares of Class AAA Common Stock, for a total of 23,880 shares. All bonus shares are rounded down to the nearest whole share.

Investors in this category are eligible to receive any of the above Bonus Shares in any combination and all bonuses are stackable. However, for the categories of Bonus Shares that may only be received if an investor purchases shares with cash, the maximum amount of Bonus Shares that any one investor may receive is 30% of their cash investment amount. This means that investors can only ever receive, cumulatively among cash investment Bonus Shares (i.e. categories excluding non-payment categories), Bonus Shares equal to 30% of the number of shares they have purchased.

7. Free Bonus Bonus Shares

Certain investors in this offering are eligible to receive Bonus Shares of Class AAA Common Stock without any cash consideration. The amount of Bonus Shares investors in this offering are eligible to receive and the criteria for receiving such Bonus Shares is as follows:

(ii) *New Mode Mobile Users.* Every individual will receive $15.00 or 30 shares of Class AAA Common Stock when they sign up for Mode Mobile as a user.

(iii) *Mode Earn Club Members.* Individuals who sign up for the Company's Mode Earn Club and complete the onboarding process will earn $40.00 or 80 Bonus Shares of Class AAA Common Stock.

(iv) Mode Investor Club Members. Individuals who sign up for the Company's Mode Investor Club and complete the onboarding process will earn $25.00 or 50 Bonus Shares of Class AAA Common Stock.

Additional limits are being placed on the categories of Bonus Shares that do not require any cash consideration. If an individual has not purchased any shares in the Offering, the individual may only receive only up to 7,200 shares of Class AAA Common Stock for no cash consideration. For clarity, these shares will not count towards the 30% cash investment Bonus Shares limit described above.

The issuance of Bonus Shares for no cash consideration will occur on either invest.modemobile.com/regcf or via the Company's EarnOS app. All investors who receive Bonus Shares for no cash consideration will be required to sign a Subscription Agreement, a form of which is included as an exhibit to this Offering. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to the same risks that all companies in its industry, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

<u>Risks Related to Our Company</u>

We have a limited operating history upon which to evaluate our performance and have generated minimal profits and net income.

While we were first organized in 2015, we still have a limited operating history and have yet to consistently generate operating profits or net income. We have been generating revenue since 2020, but we also continue to iterate on our products and technology and as such, cannot guarantee that our prior operating history will be indicative of our future operating results, or future products will be able to consistently generate revenue and operating profits.

Our audited consolidated financial statements for the fiscal years ended December 31, 2024 and 2023, have been prepared on a going concern basis.

The Company has suffered recurring losses from operations and, as of December 31, 2024, had a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. The Company's ability to continue as a going concern in the next twelve months following the date of the consolidated financial statements is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

If the Company cannot raise sufficient funds, it will not succeed.

The Company may receive up to a maximum of approximately $5 million from the sale of Class AAA Common Stock in this Offering, with additional proceeds going to selling securityholders. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Any valuation at this stage is difficult to assess.

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Our subsidiary conducted a token offering which may open us up to future regulatory action or litigation.

In 2018, our Gibraltar-based subsidiary, Current (Gibraltar) Limited, conducted and completed a security token offering where we offered $CRNC tokens to investors in consideration for their investments, the proceeds of which are to be used to build out a rewards earning system. The token offering was conducted pursuant to the registration exemption under Rule 506(b) of Regulation D. There is a chance that the rewards earning system may never be completed, and as a result, the holders of the $CRNC token may pursue litigation against us, and may seek damages to recoup the amount invested in the Company in this offering. Additionally, if the SEC or other regulatory bodies determine that the token offering constituted the sale of securities without compliance with applicable exemptions, the Company may face regulatory enforcement actions, fines, and legal proceedings. Such actions could result in significant financial and reputational harm, as well as diversion of management resources to address regulatory compliance matters. Investors should be aware that regulatory scrutiny and legal challenges in the cryptocurrency space are ongoing, and adverse regulatory outcomes could materially and adversely affect the Company's operations and financial condition. The Company may also be required to undertake remedial measures, cease certain activities, or restructure its operations to comply with securities laws, which could further impact its business and financial performance.

The Company depends on key personnel and faces challenges recruiting needed personnel.

The Company's future success depends on the efforts of a small number of key personnel. These key personnel include our Chief Executive Officer, Dan Novaes, and our Chief Technology Officer, Kiran Panesar. In addition, due to its limited financial resources and the specialized expertise required across marketing, business development, and product development, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

Competitors may be able to call on more resources than the Company.

While the Company believes that its platform and product are unique, it is not the only way that its customers and user base can earn supplemental income. Additionally, competitors may replicate our business ideas and produce directly competing products. These competitors may be better capitalized than us, which would give them a significant advantage.

Our new products and services could fail to achieve the market acceptance.

Our future success is partially based on an assumption that our new products will be able to gain traction in the marketplace. It is possible that these new products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant traction and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Expansion of our platform to a larger number of users will pose challenges.

As the number of customers using our platform grows, we will face challenges associated with managing our growth. For example, we may need to license rights from content developers. There is no guarantee that we will be able to license such rights at prices that are advantageous to the Company.

The Company is vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of the users of our platform. Further, any significant disruption in service on Mode Mobile or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and users interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Mode Mobile could harm our reputation and materially negatively impact our financial condition and business.

Any breach of our users' data could impose liability upon the Company.

If we or third parties with which we do business were to fall victim to successful cyber-attacks or experience other cybersecurity incidents, including the loss of individually identifiable customer or other sensitive data, we may incur substantial costs and suffer other negative consequences, which may include liability for harms caused to our users from such a breach, or increased cybersecurity and other insurance premiums.

<u>Risks Associated with the Company's Acquisition Strategy</u>

We may fail to realize potential benefits from future acquisitions, which could adversely affect our business, financial condition, and results of operations.

Our growth strategy may include acquiring complementary technologies, services, products, and other assets. We may not be able to successfully integrate acquired assets or realize the anticipated benefits of such acquisitions. The successful integration of acquired assets requires significant time and resources, and we may incur significant costs with such integration. Additionally, the process of integrating acquired assets may disrupt our existing operations and relationships with employees, customers, and vendors, potentially resulting in the loss of key personnel, customers, or vendors.

We may not be able to identify or complete suitable acquisitions.

Our ability to continue to grow through asset acquisitions depends upon, among other things, our ability to identify suitable acquisition candidates, negotiate acceptable acquisition terms, and obtain any required financing. We compete with other potential acquirers for the same targets, which may increase acquisition costs or prevent us from acquiring assets we target. If we are unable to identify or complete suitable acquisitions, we may not be able to achieve our desired rate of growth.

Our acquisitions may result in significant costs, including unexpected or additional costs.

Any potential acquisition may result in significant costs, including costs relating to professional services fees, financing costs, and costs of integrating acquired assets. In addition, we may face challenges in integrating technological operations and platforms. If we are unable to manage these costs effectively or if we face greater-than-anticipated costs, our acquisitions may not yield the financial benefits we expect.

We may incur indebtedness to finance our acquisitions.

Acquisition costs may be in excess of the funds we are seeking to raise in this Offering. As a result, we may be required to incur indebtedness, which could adversely impact our credit ratings, limit our ability to obtain additional financing, increase our borrowing costs, and limit our flexibility to plan for, or react to, changes in our business or market conditions.

We may fail to conduct sufficient due diligence or to accurately assess the value of acquisition targets.

We may face challenges in conducting adequate due diligence on acquisition targets, particularly in competitive bidding situations where time constraints limit our investigation. As a result, we may not accurately assess the value of acquisition targets or identify issues that could result in financial loss, increased costs, or other adverse consequences that could harm our business, financial condition, or operating results.

Acquisitions may result in dilutive issuances of our equity securities.

We may issue equity securities to finance our acquisitions, which may result in dilution to our stockholders. In addition, if the acquired assets do not generate the financial results we expect, impairment charges could adversely affect our financial performance.

<u>**Risks Related to the Securities in this Offering**</u>

There is no current market for any shares of the Company's stock.

There is no formal marketplace for the resale of the Company's Class AAA Common Stock being sold in this Offering. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. The Company currently has no plans to list any of its shares on any OTC or similar exchange. It is also unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Our Company is controlled by few shareholders.

A substantial majority of the Company's outstanding voting securities are held by one shareholder, who can therefore exert significant control over the Company. There are no guarantees that the position of this shareholder will always coincide with the opinion and interests of the other shareholders of the Company.

Investors in this Offering are purchasing Securities with No Voting Rights.

The Class AAA Common Stock that we are offering to investors in this offering has no voting rights. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investment.

The Company has issued and outstanding shares of preferred stock with rights superior to those of the Class AAA Common Stock being offered in this Offering, including a liquidation preference.

The Company has Series Seed Preferred Stock issued and outstanding that entitles its holders to a liquidation preference in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or certain other events (such as, but not limited to, a merger, reorganization or consolidation). In such an event, the holders of shares of Series Seed Preferred Stock then outstanding will be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment will be made to the holders of any classes of the Company's Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series Seed Original Issue Price (which is currently is $0.01345679), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock immediately prior to such event. As such, it is possible that, in such a liquidation event, investors in this Offering would not receive any distributions of cash or other assets from the Company. See "Securities Being Offered" for more information on the liquidation preference.

Our potential issuance of Bonus Shares may result in a discounted offering price being paid by certain investors in this Offering.

Certain investors may be entitled to Bonus Shares in this Offering, which results in an effective discount on any shares purchased. These shares will immediately dilute the value of your shares. Therefore, the value of shares of investors who pay the full price in this Offering will be diluted by investments made by investors entitled to these shares, who will effectively pay less per share. Investors may also suffer immediate dilution if they qualify for a lesser amount of Bonus Shares than other investors, who will effectively pay less per share.

There is no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, you should not invest in this Offering if you are unable to withstand losing your entire investment.

Each purchaser should read this Form C and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company's management has discretion as to use of proceeds.

The proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors for the Class AAA Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

The Company's future fundraising may affect the rights of investors.

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Our valuation and the offering price of our Class AAA Common Stock have been established internally and are difficult to assess.

The Company has set the price of its Class AAA Common Stock at $0.50 per share, plus a 2% Investor Transaction Fee, see "Securities Being Offered" for further details on this fee. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

The Company is fundraising at better terms than offered to investors in this Offering.

In addition to the previous capital raising conducted by the Company, the Company is currently conducting, and may in the future conduct, additional offerings of its equity securities under Rule 506(c) of Regulation D or other exemptions. The terms of those offerings may be more favorable to investors than the terms of this Offering, including but not limited to higher valuations, preferential rights, or other benefits. Investors in this Offering may experience dilution of their ownership percentage, economic interest, and voting power as a result of these concurrent or subsequent financings. There can be no assurance that the Company will not continue to raise capital on terms that are more favorable than those of this Offering.

The subscription agreement that investors must sign to invest in this Offering has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this Offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Our Amended and Restated Certificate of Incorporation includes a forum selection clause, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our Amended and Restated Certificate of Incorporation requires that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Company Law, our Amended and Restated Certificate of Incorporation, as amended or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our Amended and Restated Certificate of Incorporation provides that this exclusive forum provision will not apply to claims arising under the Securities Act. Further, this provision will not apply to claims arising under the Exchange Act, as Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. This forum selection provision in our Bylaws may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents, which may discourage lawsuits against us and such persons. It is also possible that, notwithstanding the forum selection clause included in our Amended and Restated Certificate of Incorporation a court could rule that such a provision is inapplicable or unenforceable.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Securityholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related or prior to this Offering.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary highlights information contained elsewhere or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at <u>Exhibit C</u>. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors," and thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

Minimum Target Offering Amount	$10,200.00
Name of Securities	Class AAA Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	20,000
Maximum Offering Amount	$129,930.15
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	254,765
Price Per Security	$0.50*
Minimum Individual Purchase Amount	$1,020.00+
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)+
Offering Deadline	April 30, 2026
Use of Proceeds	See the section entitled "Use of Proceeds"
Voting Rights	None. See the description of the voting and control rights on page 29.

*Does not include the Investor Processing Fee of three percent (2%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors will be included towards the $129,930.15 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third-party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,200.00 but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $129,930.15 will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at invest.modemobile.com/regcf.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (7.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $12,000 monthly fee payable to DealMaker Securities or its affiliates. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	7.5%	$765.00	7.5%	$9,744.76
Payroll (1)	30.8%	$3,145.00	30.8%	$40,061.80
Product Development (2)	30.8%	$3,145.00	30.8%	$40,061.80
Marketing (3)	30.8%	$3,145.00	30.8%	$40,061.80
Total	**100%**	**$10,200.00**	**100%**	**$129,930.15**

+These figures are rounded to the nearest whole dollar.
*In addition to the eight and one-half percent (7.5%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a $12,000 monthly maintenance fee. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of two percent (2%) of the Investor's investment amount.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class AAA Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by September 19, 2025 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C and the Subscription Agreement in Exhibit C (along with all attachments and exhibits thereto), in conjunction with the following summary information.

Securities: Class AAA Common Stock
Offering Minimum: $10,200.00
Offering Maximum: $129,930.15
Purchase Price Per Share of Security Offered: $0.50 (does not include a 2% Investor Processing Fee charged to each Investor).
Offering Deadline: April 30, 2026

The Securities have no voting rights. The rights of the Class AAA Common Stock may be changed by an amendment to the Company's Bylaws or Amended and Restated Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

The primary documents governing voting and rights of Investors holding the Securities are the Amended and Restated Certificate of Incorporation (the "**COI**") attached as Exhibit D, the Company's Bylaws (the "**Bylaws**") attached as Exhibit E, together with the COI and Bylaws, the "**Governing Documents**"). All statements in this Form C Offering

Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Agreements.

The shares of Class AAAA Common Stock outstanding have superior voting rights to the Securities being sold in this Offering.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $129,930.15 and a minimum of $10,200 worth of its Class AAA Common Stock.

The Company must reach its Target Offering Amount of $10,200.00 by April 30, 2026. Unless the Company raises at least the Target Offering Amount of $10,200.00 under the Regulation CF offering by April 30, 2026, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 30, 2026, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $129,930.15 maximum raise.

The minimum investment per investor is $1,020.00 which includes a $20.00 Investor Processing Fee.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation and to the applicable provisions of Delaware law.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Amount Authorized	Amount Outstanding	Committed, Not Issued*	Available
Class AAA Common Stock	600,000,000	422,905,686	0	177,094,314
Class A Common Stock	2,125,000,000	646,825,014	0	1,478,174,986

Class B Common Stock	268,000,000	20,749,794	245,744,213	1,505,993
Class C Common Stock	12,150,000	10,993,629	0	1,156,371
Series Seed Preferred Stock	388,800,000	353,712,906	0	35,087,094

*Includes 230,721,043 issued options for Class B Common Stock and 15,023,170 unallocated options under the Company's stock option plan.

Class AAA Common Stock

Voting Rights

The shares of Class AAA Common Stock have no voting rights of any kind, except as may be otherwise required by law.

Conversion

Each share of Class AAA Common Stock automatically converts into one (1) share of Class A Common Stock immediately upon the earlier of (x) the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock for the account of the Company or (y) an election by the Board of Directors of the Company to effect any such conversion. Each share of Class B Common stock is convertible into one (1) share of Class AAA Common Stock at the option of the shareholder.

Dividend Rights

The Company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, after the payment in full of all Preferred Liquidation Amounts (which equaled $4,759,840 as of December 31, 2023) required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Company available for distribution to its stockholders will be distributed among the holders of shares of Class A, Class B, Class C, and Class AAA Common Stock, pro rata based on the number of shares held by each such holder.

"Deemed Liquidation Event" is defined as follows:

a) a merger, reorganization or consolidation
b) the sale, lease, transfer, exclusive license or other disposition by the Company or any subsidiary of the Company or all or substantially all of the assets or intellectual property of the Company and its subsidiaries

Additional information can be found in the Company's Amended and Restated Certificate of Incorporation.

Class B Common Stock

Voting Rights

The shares of Class B Common Stock have no voting rights of any kind, except as may be otherwise required by law.

Conversion

Each share of Class B Common Stock automatically converts into one (1) share of Class A Common Stock immediately upon the earlier of (x) the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock for the account of the Company or (y) an election by the Board of Directors of the Company to effect any such conversion. Each share of Class C Common Stock is convertible into one (1) share of Class AAA Common Stock at the option of the shareholder.

Dividend Rights

The Company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, after the payment in full of all Preferred Liquidation Amounts (which equaled $4,759,840 as of December 31, 2023) required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Company available for distribution to its stockholders will be distributed among the holders of shares of Class A, Class B, Class C, and Class AAA Common Stock, pro rata based on the number of shares held by each such holder.

"Deemed Liquidation Event" is defined as follows:

a) a merger, reorganization or consolidation
b) the sale, lease, transfer, exclusive license or other disposition by the Company or any subsidiary of the Company or all or substantially all of the assets or intellectual property of the Company and its subsidiaries

Additional information can be found in the Company's Amended and Restated Certificate of Incorporation.

Class C Common Stock

Voting Rights

The shares of Class C Common Stock have no voting rights of any kind, except as may be otherwise required by law.

Conversion

Each share of Class C Common Stock automatically converts into one (1) share of Class A Common Stock immediately upon the earlier of (x) the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock for the account of the Company or (y) an election by the Board of Directors of the Company to effect any such conversion.

Dividend Rights

The Company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, after the payment in full of all Preferred Liquidation Amounts (which equaled $4,759,840 as of December 31, 2023) required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Company available for distribution to its stockholders will be distributed among the holders of shares of Class A, Class B, Class C, and Class AAA Common Stock, pro rata based on the number of shares held by each such holder.

"Deemed Liquidation Event" is defined as follows:

a) a merger, reorganization or consolidation
b) the sale, lease, transfer, exclusive license or other disposition by the Company or any subsidiary of the Company or all or substantially all of the assets or intellectual property of the Company and its subsidiaries

Additional information can be found in the Company's Amended and Restated Certificate of Incorporation.

Class A Common Stock

Voting Rights

The holders of the Company's Class A Common Stock are entitled to one vote for each share of such stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Stock, as such, will not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation.
Additionally, holders of Class A Common Stock, exclusively and as a separate class, will be entitled to elect all directors of the Company.

Conversion Rights

Each share of Class A Common stock is convertible into one (1) share of Class AAA Common Stock at the option of the shareholder.

Protective Provisions

The Company will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Preferred Stock and Class A Common Stock, voting together as a single class on an as-converted to Common Stock basis, given in writing or by vote at a meeting, consenting or voting together as a class:

- purchase or redeem or pay or declare any dividend or make any distribution on, on any capital stock, other than (i) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (ii) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly provided herein and (iii) stock repurchased from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of their employment/services at the lower of the original purchase price or the then current fair market value thereof, unless otherwise approved by the Board of Directors;

- create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary (either directly or through one or more other subsidiaries); or

- permit any subsidiary of the Company to do any of the foregoing.

Dividend Rights

The dividend rights of holders of the Company's Class A Common Stock are identical to those of the Class AAA, Class B, and Class C Common Stock described above.

Liquidation Rights

The liquidation rights of holders of the Company's Class A Common Stock are identical to those of the Class AAA, Class B, and Class C Common Stock described above.

Series Seed Preferred Stock

Voting Rights

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock will be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation , holders of Preferred Stock will vote together with the holders of Common Stock as a single class.

Protective Provisions

The Company will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Preferred Stock and Class A Common Stock, voting together as a single class on an as-converted to Common Stock basis, given in writing or by vote at a meeting, consenting or voting together as a class:

- purchase or redeem or pay or declare any dividend or make any distribution on, on any capital stock, other than (i) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (ii) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly provided herein and (iii) stock repurchased from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of their employment/services at the lower of the original purchase price or the then current fair market value thereof, unless otherwise approved by the Board of Directors;

- create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary (either directly or through one or more other subsidiaries); or

- permit any subsidiary of the Company to do any of the foregoing.

Additionally, at any time when at least 70,596,360 shares of Preferred Stock are outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock), the Company will not, either directly or indirectly by amendment, merger, consolidation or otherwise, without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, amend, alter or repeal any provision of the Certificate of Incorporation in a manner that substantially and disproportionately adversely affects the powers, preferences or special rights of the Preferred Stock (in addition to any other vote required by law or the Certificate of Incorporation) (it being understood that any increase in the authorized number of shares of Series Seed Preferred Stock, any authorization of any additional class or series of capital stock or any Deemed Liquidation Event will not constitute such an adverse effect).

Further, holders of Preferred Stock are entitled to certain anti-dilution rights, whereby the holders of Preferred Stock will be entitled to convert their shares of Preferred Stock into a greater number of shares of Common Stock if the Company makes certain dilutive issuances of additional shares of Common Stock of the Company. However, on May 7, 2024, holders of Preferred Stock agreed to waive these anti-dilution rights with respect to the sale or issuance of shares of the Company's capital stock in this Offering. See the "Conversion Rights" discussion further below for additional details.

Dividend Rights

The Company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event (as defined above), the holders of shares of Series Seed Preferred Stock then outstanding will be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment will be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series Seed Original Issue Price (which is currently is $0.01345679), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders will be insufficient to pay the holders of shares of Series Seed Preferred Stock, the holders of shares of Series Seed Preferred Stock will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion Rights

Each share of Preferred Stock is convertible at the option of the holder, into shares of Class A Common Stock or shares of Class AAA Common Stock by dividing the "Original Issue Price" by the "Conversion Price", each of which were initially set at $0.01345679 per share. The Conversion Price is subject to adjustment in certain circumstances, including, but not limited to (i) the Company making certain issuances of shares of Common Stock for less per share than the Conversion Price then in effect; (ii) the Company effecting a stock split; and/or (iii) distributions or dividends paid in Common Stock to holders of the Company's Common Stock. However, on May 7, 2024, holders of a majority of the outstanding shares of Preferred Stock agreed to waive any rights with respect to adjustment to the Conversion Price as a result of the sale or issuance of shares of the Company's capital stock in this Offering.

Additionally, upon the sale by the Company of shares of its Common Stock in a firm-commitment underwritten public offering at a price per share equal to or greater than three times the Original Issue Price, or upon the vote of the majority of the holders of Preferred Stock of the Company and certain other key holders of the Company's equity securities, all shares of Preferred Stock must convert into shares of Common Stock.

The above descriptions of the terms of our authorized capital stock are only summaries, and are qualified by reference to the Company's Amended and Restated Certificate of Incorporation filed as an exhibit to the Offering statement of which this Form C forms a part.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2025 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

What it Means to be a Minority Holder

As an investor in non-voting Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Dan Novaes	511,842,225 shares of Class A Common Stock	52.58%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Sold	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class AAA Common Stock	$4,880,464.20	65,422,132	Product Develoment, Marketing & Advertising, General & Administrative	2023-2024	Regulation CF
Class AAA Common Stock	$2,145,158.66	27,046,678	Product Develoment, Marketing & Advertising, General & Administrative	2024-2025	Regulation D
Class AAA Common Stock	$584,403.52	5,913,183	Product Develoment, Marketing & Advertising, General & Administrative	2024-2025	Regulation S
Class AAA Common Stock	$47,310,247	279,504,188	Product Develoment, Marketing & Advertising, General & Administrative	2024-2025	Regulation A
Class AAA Common Stock	No Cash Consideration; Consideration received in the form of media credits	7,692,308	Marketing & Advertising	2025	Regulation D
Class AAA Common Stock	$4,870,069.47	Approximately 15,919,000 excluding any bonus shares	Product Develoment, Marketing & Advertising, General & Administrative	2025	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Company has the following outstanding debt:

Outstanding principal: $5,000,000
Interest Rate: (i) 13.25% interest per annum* and (ii) first lien position on all assets of the company.
* Greater of 13.25% or 8.50% + SOFR (Secured Overnight Financing Rate)

Repayment: (i) interest only payments for the first 6 months and then (ii) thirty monthly payments of $166,666.66 plus interest.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

As of the date of this Form C, the Company is not aware of any transactions with related parties that are required to be disclosed.

FINANCIAL INFORMATION

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit F</u>.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Form C. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. The audited financials and overall financial discussion in this Offering cover the consolidated financials for both Mode Mobile, Inc., which was incorporated in 2015 and Current (Gibraltar) Limited, which was incorporated in 2018.

For the Fiscal Years Ending December 31, 2024 and 2023

Mode Mobile generated net revenues of $12,165,275 during the fiscal year ending December 31, 2024 compared to $8,226,428 during the fiscal year ending December 31, 2023, representing a 47.88% increase, which was the Company believes was primarily the result of increased sales and marketing activities, as well as additional revenues from new products, including the Mode Earn Club (which launched in 2023) and newsletter advertising revenue. The majority of the revenues the Company earned in both periods was earned through the Company's Mode Earn App, where Mode Mobile gets paid by advertising partners, brands, and other technology providers when Mode users interact with digital content on their smartphones. The Mode Earn Club is another growing driver of revenue in the business. The Company had costs of net revenues of $1,110,492 and $956,463, respectively, during the fiscal years ending December 31, 2024 and 2023. Cost of net revenues includes payment processing fees, EarnPhone hardware costs, website hosting, and revenue share payouts. The Company's gross margin for the fiscal year ending December 31, 2024 was 90.87% compared to 88.37% for the year ended December 31, 2023**.** The improvement in gross margin was primarily related to increased income in 2024 realized from the launch of new revenue streams in 2023, including the Mode EarnClub, as well as the Company's efforts to cut less profitable market and customer segments.

Operating expenses of the Company for both the years ended December 31, 2024 and 2023 primarily consisted of customer acquisition costs (i.e. sales and marketing) and employee and contractor compensation related to software development and general and administrative expenses. Operating expenses during the fiscal year ending December 31, 2024 amounted to $14,790,807, a 10.81% increase from $13,348,026 during the fiscal year ending December 31, 2023. Sales and marketing expenses consisted primarily of digital advertising costs on social media and search platforms such as Meta and Google, which totaled $5,842,705 during the fiscal year ending December 31, 2024 and $4,906,434 during the fiscal year ending December 31, 2023, or a 19.08% increase period over period. This increase in sales and marketing costs was related to the Company's decision to increase advertising spend to grow more profitable segments of its product line, including the Mode Earn App and Mode Earn Club, among others. Sales and marketing expenses also include rewards that are paid out to Mode Mobile users. Additionally, the Company recognized research and development expenses of $4,240,451 for the year ending December 31, 2024 versus $5,190,493 for the year ending December 31, 2023, which was an 18.30% decrease year over year. The decrease in research and development expenses was primarily driven by the Company hiring less contractor labor to assist with product development. General and administrative expenses consisted primarily of executive and operational payroll costs, professional services, and overhead expenses, which totaled $4,707,651 for the year ending December 31, 2024 versus $3,244,007 for the year ending December 31, 2023, representing a 45.12% increase. The increase across general and administrative expenses was primarily related to increased hiring across full-time hires and contractors, as well as additional operational expenses to support the Company's previously launched product offerings and planned future product development.

In addition to the above, the Company recognized total other income of $478,042 during the fiscal year ending 2024, versus $2,719,528 during the fiscal year ending 2023, which was a decrease of 82.42% period over period. Of the total other income recognized, the biggest driver of the decrease was related to approximately $465,000 in Employee Retention Credits received during 2023 that was not received in 2024, and a one-time $1,6952,511 entry to other income in fiscal year 2023 that was the result of the Company removing all liability it has from the issuance of $CRNC (EARN'M) tokens, which was recorded as a gain.

As a result of the foregoing, the Company realized a net loss of $3,257,982 for the fiscal year ending December 31, 2024 – a 2.99% decrease in net loss compared to a net loss of $3,358,533 during the fiscal year ending December 31, 2023.

Liquidity and Capital Resources

As of December 31, 2024, Mode's cash-on-hand was $6,886,520 compared to $2,524,045 as of December 31, 2023. As of December 31, 2024, the Company had no outstanding debt, other than an accounts payable balance of $1,461,512 as of December 31, 2024, compared to an accounts payable balance of $783,483 as of December 31, 2023, an increase of 86.5% year over year. Additionally, the Company had an accrued expenses balance of $3,055,817 as of December 31, 2024. The Company also had accounts receivable of $2,528,982 as of December 31, 2024.

While the Company is generating revenues, the Company has recognized a net loss over the last two fiscal years, and continues to rely on investor financing to support its operations, including its Regulation A offering, which launched on July 24, 2024. The Company plans to continue leveraging Regulation A, Regulation CF, and other forms of equity crowdfunding to finance its operating losses as well support growth over the coming years.

As of the date of this Form C, the Company has collected approximately $45,000,000 in gross proceeds from its ongoing Regulation A Offering that was initially qualified on July 25, 2024 and reached its maximum immediately prior to the launch of this Regulation CF offering. Prior to the completion of an offering, offering costs are capitalized by the Company. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2024, the Company had capitalized $4,454,737 in deferred offering costs.

Subsequent to December 31, 2024, on January 24, 2025, the Company completed the purchase of an app from a Turkish entity, Eywin Bilgi Teknolojileri, for total cash consideration of $6,583,781 at closing date. The asset that was purchased is a lock screen app for Android OS that will be integrated into the Mode Mobile ecosystem.

Additionally, in April 2025, the Company received an investment of $3 million from a venture capital firm in the media industry in exchange for shares of Class AAA Common Stock. This investment was in the form of media credits, which Mode Mobile can use towards marketing.

As of the October 6, the Company has approximately $22,000,000 cash on hand.

Trend Information

Historically, the majority of the revenue the Company has earned has been through the Company's Mode Earn App, where Mode Mobile gets paid by advertising partners, brands, and other technology providers when Mode users interact with digital content on their smartphones. Mode Mobile has also generated minimal revenue from sales of the Mode EarnPhone. However, with the introduction of new products like the Mode Earn Club, the Company now has a more diverse mix of revenue streams with stronger gross margins. Throughout 2024, the Company continued to focus on scale and engagement, including investing in more profitable revenue initiatives, including Mode Earn Club and advertising sales revenue, as well as expanding into international markets. In 2025, the Company expects it will continue to grow revenue, gross margin, and ultimately reach a point of profitability. At the same time, the Company plans to invest more in our product quality, infrastructure costs, and expanded product offerings.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.modemobile.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates regarding the progress of the offering in reaching its target amount will be filed with the SEC on Form C-U.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Mode Mobile, Inc.
(Issuer)

By:/s/Dan Novaes
(Signature)

Dan Novaes
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Dan Novaes
(Signature)

Dan Novaes
(Name)

Director
(Title)

November 25, 2025
(Date)

/s/Ross Holdren
(Signature)

Ross Holdren
(Name)

Director
(Title)

November 25, 2025
(Date)

/s/ Mark Lawrence
_____
(Signature)

Mark Lawrence
_____
(Name)

Director
_____
(Title)

November 25, 2025
_____
(Date)